[Letterhead of DeJoya Griffith & Company, LLC]

Exhibit 8.1

Date:     March 2, 2009

To:       Amerigo Energy, Inc.

From:     De Joya Griffith & Company, LLC
	  2580 Anthem Village Drive
	  Henderson, NV 89052

Subject:  Amerigo Energy, Inc. & Granite Energy. Inc. Reorganization



                                   OVERVIEW

It is my understanding that the reorganization of Amerigo Energy, Inc. and Granite Energy, Inc. will be structured as follows: Amerigo Energy is a 12(g) reporting company listed on the bulletin board. It has loss carry forwards and essentially no operations. It will agree with Granite Energy to exchange 10,000,000 restricted shares of its newly issued common stock ( the "Amerigo Stock") (essentially 80% of the Company) for substantially all the assets of Granite Energy subject to insignificant liabilities. No cash will change hands. Granite will hold on to the Amerigo Stock until the SEC approves a registration statement for the Stock at which point the Amerigo stock will be distributed to Granite stockholders. The Amerigo Stock will at that point constitute substantially all the assets of Granite. Based on these parameters, we can take a look at the Internal Revenue Code for guidance on the tax implications of the reorganization.

                                   RESEARCH

TAX-FREE REORGANIZATIONS  - Non-recognition of income can sometimes be achieved
if  the  business  acquisition   or   dissolution   is   accomplished   through
reorganization.   To  qualify  for  non-recognition  of  income, Sec. 368(a)(1)
defines several types of tax-free reorganizations:
     * "A"- a statutory merger or consolidation;
     * "B"- an acquisition of stock in exchange for stock;
     * "C"- an acquisition of assets in exchange for stock;
     * "D"- a division whereby assets are transferred to another corporation;
     * "E"- a recapitalization of a single corporation;
     * "F"- a change in identity, form, or place of organization;
     * "G"- a transfer of assets to a corporation pursuant to bankruptcy reorganization.

Types A, B, and C reorganizations refer to acquisitions of corporations; Type D is a divisive reorganization or applies to a division such as a spin-off of a company. Types E and F refer to a continuing enterprise and Type G only applies to reorganization out of bankruptcy.

                      DETAIL ON TYPE "C" REORGANIZATIONS

DEFINITION - A type "C" reorganization is governed by paragraph C of Section 368(a)(1) of the Internal Revenue Code. The paragraph is as follows:


     "The acquisition by one corporation, in exchange solely for all or a part of its voting stock (or in exchange solely for all or a part of the voting stock of a corporation which is in control of the acquiring corporation), of substantially all of the properties of another corporation, but in determining whether the exchange is solely for stock the assumption by the acquiring corporation of a liability of the other shall be disregarded."


ASSET TRANSFER REQUIREMENT - To qualify as a Type "C" reorganization, the target company must transfer substantially all of its assets solely in exchange for the voting stock of the acquiring company (or its parent). Substantially all of the assets of target must be acquired in the transaction.

"SUBSTANTIALLY ALL" REQUIREMENT - The Internal Revenue Service currently interprets the "substantially all" requirement as being at least 90 percent of the fair market value of the net assets and 70 percent of the fair market value of the gross assets of the target company immediately prior to the transaction. This requirement is consistent with the purpose of the Type "C" reorganization provisions, which is to provide tax-free treatment to transactions that are equivalent to mergers but are not effected under state merger laws.

PARTIAL PAYMENT IN CASH - In some instances, the selling shareholders may want to receive property considerations (or "boot") other than the acquiring corporation's stock, and usually the property desired is cash. Therefore, it is possible for the buyer to pay some cash as part of this transaction. However, at least 80 percent of the fair market value of the assets purchased must be solely for stock, so only the remaining asset value can be paid for with cash. The seller must pay income taxes on any portion of the purchase that is not paid for with the buyer's stock.


LIABILITIES ASSUMED - In a Type C Reorganization, cash may be used to a maximum of 20 percent of the fair market value of the selling corporation's assets, but that amount is reduced by the liabilities of the selling corporation assumed by the acquiring corporation according to IRC {section}386(a)(2)(B). With that exception, the consideration must consist only of the voting stock of the acquiring corporation (or of its parent corporation). In many instances, the liabilities assumed exceed the 20 percent amount, resulting in no cash being permitted. Moreover, the vagaries attendant with fair market value and liabilities determinations should raise various caution signals before reliance is made upon the 20 percent test.


DISSENTING SHAREHOLDERS - Any dissenting shareholders may have the right to have their ownership positions appraised and then paid in cash. The extent of these cash payments will increase the total proportion of non-stock payment made, which can affect the non-taxable nature of the entire transaction. Thus, a significant proportion of dissenting shareholders can prevent the Type "C" reorganization from being used.


                              SUMMARY OF FINDINGS


The Type "C" reorganization is most useful when the target company is willing to accept mostly stock in payment, while the acquiring company does not need the selling entity, which is liquidated. The acquirer can also record the acquired assets at their fair market value, which is generally higher than the tax basis that would otherwise be inherited from the target.


Presuming Granite Energy will fully liquidate all of its assets (the stock) to its shareholders and it does not break any of the other covenants listed above, then the transaction should constitute a Type C reorganization and be tax free.


Very truly yours,


/s/ De Joya Griffith & Company, LLC
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De Joya Griffith & Company, LLC